SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-4

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Basic Technologies, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

          07 007 410 9
(CUSIP Number)

Gary L. Brown
7318 Point of Rocks Road
Sarasota, Florida 34242
                         (941) 928-5110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                             January 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 07 007 410 9

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Gary L. Brown

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 14,092,475
Beneficially Owned	(8) Shared Voting Power 700,000
by Each Reporting	(9) Sole Dispositive Power 14,092,475
Person With	(10)Shared Dispositive Power 700,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       14,792,475 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)          54.0%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Basic Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 7318 Point of Rocks Road, Sarasota, Florida  34242.

       The undersigned hereby supplements and amends the Schedule 13D dated June 2002, as amended (the "Statement") filed in connection with the Common Stock, of the Company as follows (reference is made to the Statement for previously reported facts).

 ITEM 2. IDENTITY AND BACKGROUND

       (a)-(c) Gary L. Brown, 7318 Point of Rocks Road, Sarasota, FL 34242 is President and Director of the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is amended by adding thereto the following:

      (a)      Mr. Brown would be deemed the beneficial owner of an aggregate of 14,792,475 shares of the Issuer's common stock, which shares represent approximately 54.0% of the 27,398,356 total shares of the Issuer's common stock issued and outstanding.

       (b)      Mr. Brown has sole voting and dispositive power with respect to the 14,092,475 shares of common stock disclosed in Item 5(a) above.

       (c)      Except for the 9,000,000 shares of Common Stock acquired by Mr. Brown pursuant to the conversion of the convertible note previously described in a prior amendment to this Statement, and 250,000 shares of Common Stock transferred by Mr. Brown to a non-affiliated third party on January 23, 2003, in consideration of services, Mr. Brown has not purchased or sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003 (Date)
/s/ Gary L. Brown (Signature)
Gary L. Brown, President (Name/Title)